# THE THING IN THE HALL

Enjoy drinks and light snacks as we share the vision behind our upcoming film and offer an exclusive behind the scenes look at the production journey ahead.

Throughout the evening we will share opportunities for those interested in becoming part of the project through tax deductible charitable giving, in-kind contributions, and equity investments.

Together we are bringing a thrilling story to life and we would be honored to have you join us.

-Special thanks to **The Potting Shed** for hosting our event-
A portion of the sales from the evening will be donated to the production of the film.

FOR MORE INFORMATION, VISIT OUR WEBSITE AT

THETHINGINTHEHALL.COM

JOIN US FOR AN EVENING
CELEBRATING THE UPCOMING
PRODUCTION OF

## *The Thing In The Hall*

A NEW PSYCHOLOGICAL THRILLER
FEATURE FILM FROM LOCAL
FILMMAKER LOGAN KISHI

THURSDAY, JULY 16TH
6-8PM
THE POTTING SHED
10 PLAZA SQUARE, SUITE 102
ORANGE, CA 92866

*RSVP*

Scan QR Code or Call/Text
(213) 495-1897

Graciously Hosted by The Potting Shed